For Immediate Release

BCE reports results of Series AC and AD Preferred Share conversions

MONTRÉAL, February 19, 2018 – BCE Inc. (TSX, NYSE: BCE) today announced that 397,181 of its 5,069,935 fixed-rate Cumulative Redeemable First Preferred Shares, Series AC (“Series AC Preferred Shares”) have been tendered for conversion on March 1, 2018, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AD (“Series AD Preferred Shares”). In addition, 5,356,937 of its 14,930,065 Series AD Preferred Shares have been tendered for conversion on March 1, 2018, on a one-for-one basis, into Series AC Preferred Shares. Consequently, on March 1, 2018, BCE will have 10,029,691 Series AC Preferred Shares and 9,970,309 Series AD Preferred Shares issued and outstanding. The Series AC Preferred Shares and the Series AD Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.C and BCE.PR.D, respectively.

The Series AC Preferred Shares will pay on a quarterly basis, for the 5-year period beginning on March 1, 2018, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 4.38%.

The Series AD Preferred Shares will continue to pay a monthly floating adjustable cash dividend for the 5-year period beginning on March 1, 2018, as and when declared by the Board of Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the Series AD Preferred Shares in the preceding month) and the Designated Percentage for the preceding month.

About BCE

BCE is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home, and digital media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day, and provides significant Bell funding of community care and access, research and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard

514-870-4739

jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not part of this Form 6-K and, therefore, is not furnished to the Securities and exchange Commission.”